UNITES STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13 D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                      CBL & Associates Properties, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                         (Title Class of Securities)

                                   24830100
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                                (CUSIP Number)

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                              Charles B. Lebovitz
                 Chairman, President and Chief Executive Officer
                        CBL & Associates Properties, Inc.
                                One Park Place
                               6148 Lee Highway
                         Chattanooga, Tennessee 37421
                               (423) 855-0001
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        (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                                January 22, 1997
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          (Date of Event which Requires Filing of this Statement)


If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.         Yes  [   ]     No  [   ]

Check the following box if a fee is being paid with this statement.  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Charles B. Lebovitz
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
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6.  Citizenship or Place of Organization

      United States of America
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                  7.      Sole Voting Power
Number of        ------------------------------------------------------------
Shares                      9,269,958
Beneficially     ------------------------------------------------------------
Owned by Each     8.      Shared Voting Power
Reporting
Person With                   101,600
                 ------------------------------------------------------------
                  9.      Sole Dispositive Power

                            9,269,958
                 ------------------------------------------------------------
                 10.     Shared Dispositive Power

                              101,600
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11. Aggregate Amount Beneficially Owned by Each Person
      9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                [ ]
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13. Percent of Class Represented by Amount in Row (11)
      29.4%
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14. Type of Reporting Person
      IN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     CBL & ASSOCIATES, INC.
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       WC
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

      Tennessee
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                  7.      Sole Voting Power
Number of
Shares                        8,628,843
Beneficially     ------------------------------------------------------------
Owned by Each     8.      Shared Voting Power
Reporting
Person With                           0
                 ------------------------------------------------------------
                  9.      Sole Dispositive Power

                              8,628,843
                 ------------------------------------------------------------
                 10.     Shared Dispositive Power

                                      0
                 ------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
      29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
      CO
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     COLLEGE STATION ASSOCIATES
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
 ----------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

     Tennessee
-----------------------------------------------------------------------------
                   7.      Sole Voting Power
Number of
Shares                        228,194
Beneficially      -----------------------------------------------------------
Owned by Each      8.      Shared Voting Power
Reporting
Person With                         0
                  -----------------------------------------------------------
                   9.      Sole Dispositive Power

                              228,194
                  -----------------------------------------------------------
                  10.     Shared Dispositive Power

                                    0
                  -----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     PN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     CBL EMPLOYEES PARTNERSHIP/CONWAY
-----------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

      Tennessee
-----------------------------------------------------------------------------
                   7.      Sole Voting Power
Number of
Shares                           27,157
Beneficially      -----------------------------------------------------------
Owned by Each      8.      Shared Voting Power
Reporting
Person With                           0
                  -----------------------------------------------------------
                   9.      Sole Dispositive Power

                                 27,157
                  -----------------------------------------------------------
                  10.     Shared Dispositive Power

                                      0
                  -----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     PN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     FOOTHILLS PLAZA PARTNERSHIP
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

      Tennessee
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                       7.      Sole Voting Power
Number of
Shares                             43,296
Beneficially          -------------------------------------------------------
Owned by Each          8.      Shared Voting Power
Reporting
Person With                             0
                      -------------------------------------------------------
                       9.      Sole Dispositive Power

                                   43,296
                      -------------------------------------------------------
                      10.     Shared Dispositive Power

                                        0
                      -------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     PN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     GIRVIN ROAD PARTNERSHIP
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

      Tennessee
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                      7.      Sole Voting Power
Number of
Shares                               3,385
Beneficially         --------------------------------------------------------
Owned by Each         8.      Shared Voting Power
Reporting
Person With                              0
                     --------------------------------------------------------
                      9.      Sole Dispositive Power

                                     3,385
                     --------------------------------------------------------
                     10.     Shared Dispositive Power

                                         0
                     --------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     PN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     WAREHOUSE PARTNERSHIP
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

     Tennessee
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                    7.      Sole Voting Power
Number of
Shares                             23,528
Beneficially       ----------------------------------------------------------
Owned by Each       8.      Shared Voting Power
Reporting
Person With                             0
                   ----------------------------------------------------------
                    9.      Sole Dispositive Power

                                   23,528
                   ----------------------------------------------------------
                   10.     Shared Dispositive Power

                                        0
                   ----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     PN
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
CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     TRUST  U/W  MOSES LEBOVITZ, FBO CHARLES B. LEBOVITZ
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3   SEC USE ONLY
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4.  Source of Funds
       OO
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5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

       Tennessee
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                    7.      Sole Voting Power
Number of
Shares                                 0
Beneficially       ----------------------------------------------------------
Owned by Each       8.      Shared Voting Power
Reporting
Person With                       50,800
                   ----------------------------------------------------------
                    9.      Sole Dispositive Power

                                       0
                   ----------------------------------------------------------
                   10.     Shared Dispositive Power

                                  50,800
                   ----------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     OO
-----------------------------------------------------------------------------

CUSIP No.  124830100
=============================================================================
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     TRUST U/W MOSES LEBOVITZ, FBO FAYE ISRAEL
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2.  Check the Appropriate Box if a Member of a Group           (a) [x]
                                                               (b) [ ]
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3.  SEC USE ONLY
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4.  Source of Funds
       OO
-----------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceeding is Required
      Pursuant to Items 2(d) or 2(e)                               [ ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization

      Tennessee
-----------------------------------------------------------------------------
                      7.      Sole Voting Power
Number of
Shares                                   0
Beneficially         --------------------------------------------------------
Owned by Each         8.      Shared Voting Power
Reporting
Person With                         50,800
                     --------------------------------------------------------
                      9.      Sole Dispositive Power

                                         0
                     --------------------------------------------------------
                     10.     Shared Dispositive Power

                                    50,800
                     --------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Person
     9,371,558
-----------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                [ ]
-----------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     29.4%
-----------------------------------------------------------------------------
14. Type of Reporting Person
     OO
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
    The Reporting Persons, as defined below, hereby restate and supplement, in this Amendment No. 5 to Schedule 13D, the Statement on
Schedule 13D originally filed on November 15, 1993 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 1, 1993, Amendment No. 2 thereto filed on January 4, 1994, Amendment No. 3 thereto filed on January 26, 1995, and Amendment No. 4 thereto filed on September 29, 1995, with respect to the common stock, par value $.01 per share (the "Common Stock"), of CBL & Associates Properties, Inc.
(the "Issuer").


Item 1.  Security and Issuer.

    This statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at One Park Place, 6148
Lee Highway, Chattanooga, Tennessee 37421.


Item 2.  Identity and Background.

    This statement is being filed by (i) Charles B. Lebovitz ("Lebovitz"), (ii) CBL & Associates, Inc., a Tennessee corporation ("CBL"), (iii) College Station Associates, a
Tennessee general partnership ("College Station"), (iv) CBL Employees Partnership/Conway, a Tennessee general partnership
("CBL Employees"), (v) Foothills Plaza Partnership, a Tennessee general partnership ("Foothills"), (vi) Girvin Road Partnership, a Tennessee general partnership ("Girvin"), (vii) Warehouse Partner-ship, a Tennessee general partnership ("Warehouse"), (viii) Trust U/W Moses Lebovitz f/b/o Charles B. Lebovitz ("Lebovitz Trust"), and
(ix) Trust U/W Moses Lebovitz f/b/o Faye Israel ("Israel Trust"). Lebovitz, CBL, College Station, CBL Employees, Foothills, Girvin, Warehouse, the Lebovitz Trust, and the Israel Trust are sometimes referred to herein together as the "Reporting Persons".

    The principal occupation of Lebovitz, a natural person, is to act as Chairman of the Board, President and Chief Executive
Officer of the Issuer.  The business address of Lebovitz is c/o
CBL & Associates Properties, Inc., One Park Place, 6148 Lee
Highway, Chattanooga, Tennessee 37421.  Lebovitz is a United
States citizen.
    The principal business of CBL is the ownership of a limited partner interest in CBL & Associates Limited Partnership, a
Delaware limited partnership (the "Operating Partnership"), ownership of a certain amount of the shares of the Common Stock of the Issuer and the ownership of certain real properties. The principal place of business and principal office of CBL is located at One Park
Place, 6148 Lee Highway, Chattanooga, Tennessee 37421.  Schedule
1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of CBL.
    The principal business of College Station is the ownership of a limited partner interest in the Operating Partnership. The principal place of business and principal office of College
Station is c/o CBL & Associates Properties, Inc., One Park Place,
6148 Lee Highway, Chattanooga, Tennessee 37421. Schedule 2 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of College Station.
    The principal business of CBL Employees is the ownership of a limited partner interest in the Operating Partnership. The principal place of business and principal office of CBL Employees is c/o CBL & Associates Properties, Inc., One Park Place, 6148
Lee Highway, Chattanooga, Tennessee 37421. Schedule 3 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of CBL Employees.

    The principal business of Foothills involves (i) acquiring, owning, operating and holding for investment real and personal property and (ii) the ownership of a limited partner interest in the Operating Partnership. The principal place of business and principal office of Foothills is c/o CBL & Associates Properties, Inc., One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421. Schedule 4 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of Foothills.
    The principal business of Girvin is the ownership of a limited partner interest in the Operating Partnership. The principal place of business and principal office of Girvin is c/o CBL & Associates Properties, Inc., One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421. Schedule 5 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of Girvin.
    The principal business of Warehouse is the ownership of a limited partner interest in the Operating Partnership. The principal place of business and principal office of Warehouse is c/o CBL & Associates Properties, Inc., One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421. Schedule 6 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of Warehouse.
    The Lebovitz Trust is a testamentary trust established under the laws of Tennessee for the benefit of Charles B. Lebovitz, the son of Moses Lebovitz, the settlor of the Lebovitz Trust. Lebovitz is one of the three trustees of the Lebovitz Trust. Schedule 7 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each trustee of the Lebovitz Trust.

    The Israel Trust is a testamentary trust established under the laws of the State of Tennessee for the benefit of Faye Israel, the daughter of Moses Lebovitz, the settlor of the Israel Trust.
Lebovitz is one of three trustees of the Israel Trust. Schedule 8 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each trustee of the Israel Trust.
     On December 31, 1993, Real Estate Finance, Inc., a Wyoming corporation and originally a Reporting Person for purposes of this Schedule 13D ("REFI"), was merged with and into CBL (the
"CBL/REFI Merger"), whereupon the separate existence of REFI ceased with CBL remaining as the surviving corporation. Therefore, from and after December 31, 1993 (and as used in this Amendment), REFI was no longer considered a Reporting Person for purposes of this Schedule 13D with respect to the Common Stock of the Issuer and discontinued filing joint statements on Schedule 13D with respect to the Common Stock of the Issuer. Accordingly, Schedule 7 hereto (which set forth certain information with respect to REFI) was thereby deleted in its entirety and Schedule 8 (which set forth certain information with respect to the general partners of Warehouse) was thereby renumbered Schedule 7. All references to Schedule 8 herein were thereby replaced with references to Schedule 7.
     In addition to the Reporting Persons named in Item 2 of the initial Schedule 13D, as amended by Amendment No. 2 thereto, a state-ment was also filed on January 26, 1995 as Amendment No. 3 to Schedule
13D by (i) the Lebovitz Trust and (ii) the Israel Trust. The term "Reporting Persons" then included the Lebovitz Trust and the Israel Trust.

     On December 2, 1994, the Marital Trust U/W Moses Lebovitz (the "Trust") was terminated, and the Trust distributed its assets, including its limited partner interest in the Operating Partnership, to the Lebovitz Trust and the Israel Trust. The Trust, therefore, was no longer considered a Reporting Person for purposes of, and discontinued filing joint statements on, this Schedule 13D. Schedule 6 hereto
(which set forth certain information with regard to the Trust) was thereby deleted, and Schedule 7 hereto (which set forth certain information with regard to Warehouse) was renumbered as Schedule 6.
Schedule 7 attached hereto and incorporated by reference sets forth certain additional information with respect to each trustee of the Lebovitz Trust. Schedule 8 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each trustee of the Israel Trust.
     All references to Schedules 1-7 in this Schedule 13D were then replaced with references to Schedules 1-8.
     None of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules 1 through 8 hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

    The Reporting Persons own shares of the Issuer's Common Stock, options to acquire shares of the Issuer's Common Stock and limited partner interests in the Operating Partnership, which partnership interests, pursuant to certain immediately exercisable rights (the
"CBL Rights"), are exchangeable for shares of Common Stock, as more fully described herein.
    The Reporting Persons acquired their limited partner interests in the Operating Partnership in connection with the formation of the Operating Partnership and the completion of the Issuer's initial public offerings, inside and outside of the United States, of an aggregate 15,400,000 shares of Common Stock
(the "Initial Offerings").  Specifically, the Issuer used approximately
$277 million of the net proceeds of the Initial Offerings, together with the contribution of certain development property land options acquired by the Issuer from the limited partners (the "Limited
Partners") of the Operating Partnership for approximately $3.5 million, to acquire a 59.7% general partner interest in the Operating Partnership.
    In addition, pursuant to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of November 3, 1993
(the "Partnership Agreement"), a copy of which, together with relevant exhibits, was attached hereto as Exhibit 2 upon the filing of this initial
Schedule 13D on November 15, 1993 and is incorporated herein by reference, the Limited Partners (which include the Reporting Persons) acquired an aggregate 35.4% limited partner interest in the Operating Partnership in in exchange for contribution of their interests in certain (i) property owning partnerships, (ii) fee titles and (iii) rights to purchase partnership interests in property owning partnerships of joint venture partners.
The Limited Partners also acquired an aggregate 4.9% limited partner interest in the Operating Partnership in exchange for contributions of $24.4 million in cash out of the proceeds they received from the Issuer as repayment of indebtedness (approximately $26.6 million) and reimbursement of development property costs (approximately $3.5 million). Following the completion of the Offerings, the Limited Partners owned an aggregate 40.3% limited partner interest in the Operating Partnership.

    As of November 3, 1993, the Reporting Persons owned 34.6% of the aggregate 40.3% limited partner interests owned by the Limited
Partners. On November 4, 1993, REFI assigned a portion of its interest as a Limited Partner to certain Reporting Persons, among others, in repayment of debts owed to such assignees. Accordingly, as of November 4, 1993, the Reporting Persons held an aggregate 34.4% limited partner interest in the Operating Partnership. The individual percentage interests of the Reporting Persons in the Operating Partnership as of November 4, 1993 were set forth on Exhibit 3 which was attached hereto upon the initial filing of this Schedule 13D on November 15, 1993 and which is incorporated herein by reference. As of January 29, 1997 the Reporting Persons hold an aggregate 23.6% limited partner interest in the Operating Partnership.
  Pursuant to the Partnership Agreement, each Reporting
Person was granted the CBL Rights, consisting of the rights to:
(i) convert all or a portion of its partnership interest in the Operating Partnership into shares of Common Stock (based on the trading price of the Common Stock at the time of conversion) until it owns up to the applicable share ownership limit; and subsequently, after November 3, 1996, the third anniversary of the consummation of the Initial Offerings, (ii) sell to the Issuer part or all of its remaining partnership interest in the Operating Partnership in exchange for shares of Common Stock or their cash equivalent (based on the trading price of the Common
Stock), at the Issuer's election. The Issuer, however, may not pay in shares of Common Stock to the extent that this would result in a Reporting Person beneficially or constructively owning in the aggregate more than the applicable ownership limit or otherwise jeopardize, in the opinion of counsel to the Issuer, the Issuer's qualification as a real estate investment trust for tax purposes.

    The purchase price (the "Purchase Price") payable upon exercise of CBL Rights is the fair market value of the partnership interests with respect to which CBL Rights are exercised. The number of shares of Common Stock and/or cash received by the Reporting Person upon exercise of CBL Rights will be based upon the trading price of the Common Stock having a market value at the time of exercise equal to the Purchase Price. If the CBL Rights are satisfied in cash and the Issuer raises such funds through a public offering of its securities, by borrowing or otherwise, the purchase price otherwise payable for the offered interests will be reduced by the amount equal to the transaction expenses incurred by the Issuer in so raising such funds (but not exceeding 5% of the Purchase Price computed without regard to such expenses).
    The CBL Rights will expire on the 50th anniversary of the completion of the Initial Offerings if not exercised prior to that date. Lebovitz and James L. Wolford, a general partner of College Station, Girvin and Warehouse, and their respective affiliates
(as defined under the attribution rules of the Internal Revenue Code of 1986, as amended (the "Code")), may not transfer rights to acquire more than 6% of the outstanding shares of Common Stock to any single entity that is not an affiliate under the applicable attribution rules of the Code.

    CBL used funds from its capital reserves, in the aggregate amount of $3,093,750.00, to purchase, on September 25, 1995, 150,000 shares of the Common Stock, at $20.625 per share, in a public offering (the " 1995 Supplemental Public Offering") by the
Issuer of an aggregate of 4,163,500 shares (including 523,500 shares purchased by the underwriters pursuant to the exercise of their over-allotment option) of Common Stock.
    CBL used funds from its capital reserves, in the aggregate amount of $1,436,875 to purchase, on January 22, 1997, 55,000 shares of the Common Stock, at $26.125 per share, in a public offering (the "1997 Supplemental Public Offering") by the Issuer of an aggregate of 3,000,000 shares (exclusive of 441,750 shares that may be purchased by the underwriters pursuant to an exercise of their over-allotment option for a period of 30 days from January 15, 1997.)


Item 4.      Purpose of Transaction.

    The Issuer, as a newly-formed corporation in 1993, had succeeded to the business of CBL which was controlled by Lebovitz. Lebovitz serves as the Chairman of the Board, President and Chief
Executive Officer of the Issuer and directs all financial and development activities, establishes corporate policy and provides overall strategic direction for the Issuer.
    The Reporting Persons may acquire shares of Common Stock through the exercise of CBL rights at any time. The Reporting Persons may also acquire or, subject to certain restrictions on transfer described in Item 6, dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise. The Reporting Persons may maintain their investment at current levels, or, subject to certain restrictions on transfer described in Item 6, sell all or a part of their investment. In any such case, the decision by the Reporting
Persons would depend upon a continuing evaluation of the Issuer's business, prospects and financial condition, the market for the shares of Common Stock, other investment opportunities available to the Reporting Persons, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Persons may deem relevant from time to time.

    On November 30, 1993, REFI delivered to the Issuer a written notice (a copy of which was attached hereto as Exhibit 5 upon the filing of Amendment No. 1 to this Schedule 13D on December 1,
1993 and is incorporated herein by reference), pursuant to which it exercised its CBL Rights to exchange its entire 4.735627% limited partner interest in the Operating Partnership for 1,221,744 shares of Common Stock (the "REFI Exchange"). After giving effect to the REFI Exchange, REFI held approximately 7.3% of the Issuer's outstanding shares and the Issuer increased its general partner interest in the Operating Partnership from 59.7% to 64.4%. Closing of the REFI Exchange occurred on December 30,
1993 and REFI acquired 1,221,744 shares of Common Stock in exchange for its 4.735627% limited partner interest in the Operating Partnership.
    REFI elected to exercise its CBL Rights in order to facilitate certain tax planning objectives of the Reporting
Persons and to enable the Reporting Persons to gain voting rights with respect to the shares for which REFI's partnership interest was exchangeable.
    On December 31, 1993, as a result of the CBL/REFI Merger, CBL succeeded to the direct beneficial ownership of the 1,221,744 shares of Common Stock which REFI had acquired in the REFI Exchange.
    Pursuant to a Purchase Option and Right of First Refusal
Agreement dated as of October 29, 1993 (the "Valley Crossing Option Agreement") by and between CBL Peripheral Properties Limited Partnership, a Tennessee limited partnership ("Peripheral Properties") and Valley Crossing Associates Limited Partnership, a Tennessee Limited Partnership ("Valley Crossing"), a copy of which was attached hereto as Exhibit 7 upon the filing of Amendment No. 2 to this
Schedule 13D on January 26, 1996 and incorporated herein by reference, Valley Crossing was granted an option to acquire all of Peripheral Properties' right, title and interest in and to Peripheral Properties' interest in a ground lease of a certain parcel of real property (the site of a vacant Phar-Mor store) located in the Valley Crossing community center in Hickory, North Carolina (the "Interest in the Site"). On October 31,
1994, Valley Crossing assigned its rights under the Valley Crossing Option Agreement to the Operating Partnership and Peripheral Properties assigned its rights under the Valley Crossing Option Agreement to CBL. On October 31, 1994, the Operating Partnership exercised the option to acquire the Interest in the Site. CBL elected, pursuant to the Valley Crossing Option Agreement, to receive the $3,575,400 purchase price for the Interest in the Site in the form of a 0.5376644% limited partner interest in the Operating Partnership.
     On December 14, 1994, pursuant to an Acquisition Option
Agreement dated as of October 29, 1993 between CBL and the Operating Partnership (the "Hamilton Place Option Agreement"), a copy of which was attached hereto as Exhibit 8 upon the filing of Amendment No. 3 to this Schedule 13D on January 26, 1995 and incorporated herein by reference, the Operating Partnership exercised its option to acquire all of CBL's right, title and interest in and to CBL's one-tenth of one percent (.1%) of the cash flow and profits of Lebcon Associates, a Tennessee limited partnership, which owned fee title to the real property, together with all of the improvements, known as Hamilton Place
Mall, located in Chattanooga, Tennessee. Pursuant to the Hamilton Place Option Agreement, the consideration paid to CBL upon exercise of the option was an increase of 0.005994% in CBL's percentage interest in the Operating Partnership and a credit to CBL's capital account in the Operating
Partnership in the amount of $22,790,000, representing CBL's capital account in Lebcon Associates as of the date the option was exercised.

    On December 14, 1994, pursuant to an Acquisition Option Agreement dated as of October 29, 1993 between CBL and the Operating Partnership (the "Hamilton Crossing Option Agreement"), a copy of which was attached hereto as Exhibit 9 upon the filing of Amendment No. 3 to this Schedule 13D on January 26, 1995 and incorporated herein by reference, the Operating Partnership exercised its option to acquire all of CBL's right, title and interest in and to CBL's one percent (1%) of the cash flow and profits of Lebcon I, Ltd., a Tennessee limited partnership, which owned fee title to the real property, together with all of the improvements, known as Hamilton Crossing, located in Chattanooga, Tennessee. Pursuant to Hamilton Crossing Option Agreement, the consideration paid to CBL upon exercise of the option was an increase of 0.003360% in CBL's percentage interest in the Operating Partnership and a credit to CBL's capital account in the Operating Partnership in the amount of $1,500,000, representing CBL's capital account in Lebcon I, Ltd. as of the date the option was exercised.
    On December 14, 1994, pursuant to an Acquisition Option Agreement dated as of November 2, 1993 between Madison-Huntsville and the Operating Partnership (the "Madison Square Option Agreement"), a copy of which was attached hereto as Exhibit 10 upon the filing of Amendment No. 3 to this Schedule 13D on January 26, 1995 and incorporated herein by reference, the Operating Partnership exercised its option to acquire all of Madison-Huntsville's right, title and interest in and to Madison-Huntsville's one-tenth of one percent (.1%) of the cash flow and profits of Madison Square Associates, Ltd., an Alabama limited partnership, which owned fee title to the real property, together with all of the improvements, known as Madison Square, located in Huntsville, Alabama. Pursuant to the Madison Square Option Agreement, the consideration paid to Madison-Huntsville upon exercise of the option was a 0.0060008% limited partner interest in the Operating Partnership, which interest Madison-Huntsville then distributed to its partners, with CBL receiving 1.96% of such interest, representing a 0.0001176% limited partner interest.

    On December 14, 1994, pursuant to an Acquisition Option Agreement dated as of October 29, 1993 between CBL and the Operating Partnership (the "One Park Place Option Agreement"), a copy of which was attached hereto as Exhibit 11 upon the filing of Amendment No. 3 to this Schedule 13D on January 26, 1995 and incorporated herein by reference, the Operating Partnership exercised its option to acquire all of CBL's right, title and interest in and to CBL's one percent (1%) of the cash flow and profits of Lee Partners, a Tennessee limited partnership, which owned fee title to the real property, together with all of the improvements, known as One Park Place, located in Chattanooga, Tennessee.
Pursuant to the One Park Place Option Agreement, the consideration paid to CBL upon exercise of the option was an increase of 0.003202% in CBL's percentage interest in the Operating Partnership and a credit to CBL's capital account in the Operating Partnership in the amount of $1,500,000, representing CBL's capital account in Lee
Partners as of the date the option was exercised.
    Pursuant to a Stock Purchase Agreement dated September 19, 1995 (the "1995 Supplemental Stock Purchase Agreement") among the Issuer, the Operating Partnership and CBL, a copy of which was attached hereto as Exhibit 12 upon the filing of Amendment No. 4 to this Schedule 13D on September
29, 1995 and incorporated herein by reference, on September 25, 1995, CBL purchased 150,000 shares of
Common Stock, at $20.625 per share, in the 1995 Supplemental Public Offering. The purpose of CBL's purchase was to add to its investment in the Issuer and maintain a significant percentage of the outstanding Common Stock after the 1995 Supplemental Public Offering.

    Pursuant to a Stock Purchase Agreement dated January 15,
1997 (the "1997 Supplemental Stock Purchase Agreement") among the Issuer, the Operating Partnership and CBL, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, on January 22, 1997, CBL purchased 55,000 shares of Common
Stock, at $26.125 per share, in the 1997 Supplemental Public Offering. The purpose of CBL's purchase was to add to its investment in the Issuer and maintain a significant percentage of the outstanding Common Stock after the 1997 Supplemental Public Offering.
    Except to the extent set forth above, or in any other Item hereof, the Reporting Persons and, to the best of their knowledge, the persons listed in Schedules 1 through 8 hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

    (a) As of the date hereof, the beneficial ownership of Common Stock of each of the Reporting Persons, the adjusted amounts of Common Stock to be outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Issuer's securities as to which each Reporting Person has sole voting power and sole investment power and all such securities as to which such Reporting Person shares voting power and shares investment power; and (ii) assumes the exercise, without regard to applicable ownership limits, of all CBL Rights (all of which are presently exercisable) beneficially owned by each Reporting Person (individually and by the Reporting Group) and the adjustment of the number of shares of the Common Stock that would be outstanding subsequent to such exercise.

     Pursuant to the Issuer's Prospectus Supplement dated
January 15, 1997, the number of shares of Common Stock which were issued and outstanding prior to the 1997 Supplemental Public Offering as of September 30, 1996 was 29,921,972. The Reporting Persons believe this number increased to 20,973,319 as the results of (i) the Stock
Awards and exercise of Stock Options pursuant to the Issuer's 1993
Stock Incentive Plan and purchases under the Issuer's Dividend
Reinvestment Plan as described in Item 5(c) below and (ii) certain other Stock Awards pursuant to the Issuer's 1993 Stock Incentive
Plan, purchases under the Issuer's Dividend Reinvestment Plan or exercises of Stock Options granted pursuant to the Issuer's 1993
Stock Incentive Plan all of which either (A) did not involve any of the Reporting Persons or any of the Executives or (B) involved transactions occurring more than 60 days prior to the date hereof but subsequent to September 30, 1996. The Reporting Persons believe that this number then increased to 23,973,319 as a result of the purchase by certain underwriters in the 1997 Supplemental Public Offering on January 22, 1997 of 2,945,000 shares of Common Stock and the purchase by CBL on January 22, 1997 of 55,000 of the Issuer's shares of Common Stock at a price of $26.125 per share.

                                                   Adjusted
                                    No. of          No. of
                   Registered       Shares          Shares            %
                     Equity      Beneficially       to be        Beneficially
                   Securities     Owned (1)       Outstanding       Owned
                   -----------   ------------     -----------    ------------
Lebovitz           Common Stock    9,371,558(2)    31,894,115       29.4%
CBL                Common Stock    8,628,843(3)    31,175,418       27.7%
College Station    Common Stock      228,194       24,201,513         .9%
CBL Employees      Common Stock       27,157       24,000,476         .1%
Foothills          Common Stock       43,296       24,016,615         .2%
Girvin             Common Stock        3,385       23,976,704         .0%
Lebovitz Trust     Common Stock       50,800       24,024,119         .2%
Israel Trust       Common Stock       50,800       24,024,119         .2%
Warehouse          Common Stock       23,528       23,996,847         .1%
Reporting Group    Common Stock    9,371,558       31,894,115       29.4%

     (1) All shares of Common Stock beneficially owned by the Reporting Persons may be acquired through the exercise of CBL Rights
(except that Lebovitz owns 24,018 shares of Common Stock directly
(including 2,241 shares owned by Mrs. Lebovitz, 561 shares held in trust for the benefit of his step-daughter, of which Lebovitz disclaims beneficial ownership, and 7,560 shares held in trust for his grandchildren, of which Lebovitz disclaims beneficial ownership) and has options to acquire 36,000 shares of Common
Stock that are exercisable within 60 days and CBL owns 1,426,744 shares of Common Stock directly).

     (2) Lebovitz has direct beneficial ownership of 376,921 shares of Common Stock (including 2,241 shares owned by Mrs. Lebovitz,
561 shares held in trust for the benefit of his step-daughter, of which Lebovitz disclaims beneficial ownership, and 7,560 shares held in trust for his grandchildren, of which Lebovitz disclaims beneficial ownership) and, by virtue of his control of College Station, the Lebovitz Trust, the Israel Trust and CBL, which in turn controls CBL Employees, Foothills, Girvin and Warehouse
(see footnote 3 below), may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange
Act of 1934, as amended ("Rule 13d-3") the 8,958,637 shares of Common Stock of which such entities have direct or indirect beneficial ownership. Lebovitz is the managing general partner of College Station and owns a majority of the voting stock of and is the President, Treasurer and Chief Executive Officer of CBL. Lebovitz is one of the three trustees of each of the Lebovitz Trust and the Israel Trust. In addition, Lebovitz has options to acquire 36,000 shares of Common Stock that are exercisable within 60 days.

     (3) CBL has direct beneficial ownership of 8,531,477 shares of Common Stock and, by virtue of its control of CBL Employees, Foothills, Girvin and Warehouse, may be deemed to beneficially own (as that term is defined in Rule 13d-3 the 97,366 shares of Common Stock of which such entities have direct beneficial ownership. CBL is the managing partner of CBL Employees, Girvin and Warehouse. Pursuant to an agreement, CBL was assigned the rights and liabilities of Mortgage Services, Inc.
as managing general partner of Foothills, and thus possesses voting and investment power with respect to securities beneficially owned by Foothills.

          To the knowledge of the Reporting Persons, the number of shares of Common Stock beneficially owned by the executive officers, directors, general partners and trustees of such Reporting Persons listed in Schedules 1 through 8 hereto (other than the Reporting Persons) (the Executives"), is set forth below:

                                 No. of Shares                 %
       Executive              Beneficially Owned(1)     Benefecially Owned
  ------------------          ------------------        ------------------
       John N. Foy              231,588 (2)                      .9%
       Ronald S. Fullam               0                           0%
       Ronald S. Gimple             138 (3)                       0%
       Ben S. Landress           94,538 (4)                      .4%
       Michael I. Lebovitz      132,003 (5)                      .5%
       Stephen D. Lebovitz      275,051 (6)                     1.1%
       John R. Martin, Jr.        6,256 (7)                       0%
       Eric P. Snyder            62,178 (8)                      .3%
       Augustus N. Stephas       28,747 (9)                      .1%
       Jay Wiston                92,522 (10)                     .4%
       James L. Wolford         611,624 (11)                    2.5%

     (1)  Except as otherwise set forth below, all shares of Common
Stock beneficially owned by the Executives may be acquired through the exercise of CBL Rights. The Executives acquired their interests in the Operating Partnership and CBL Rights in the same manner such interests and rights were acquired by the Reporting Persons (see Item 3 of the Schedule 13D). Each
Executive has sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common
Stock of which he has beneficial ownership, except that such shares of Common Stock, as well as each Executive's limited partner interest in the Operating Partnership, are subject to the restrictions on transferability contained in the Letter
Agreement and the Partnership Agreement (see Items 3 and 6 of the Schedule 13D).

     (2) Includes 23,146 shares owned directly and options to acquire 19,200 shares that are exercisable within 60 days.
Excludes shares beneficially owned by Foothills.  Mortgage
Services, Inc. which is under the control of John Foy, assigned its rights and liabilities as managing general partner of Foothills to CBL (see footnote 3 to the preceding table)

     (3)  Includes 138 shares owned by Mrs. Gimple.

     (4) Includes 5,131 shares owned directly, 10,000 shares owned by Mrs. Landress, beneficial ownership of which is disclaimed by Mr. Landress, and options to acquire 19,200 shares that are exercisable within 60 days.

     (5) Includes 5,632 shares owned directly, 538 shares owned by Mrs. Lebovitz and options to acquire 10,800 shares that are exercisable within 60 days.

     (6) Includes 17,173 shares owned directly, and options to acquire 19,200 shares that are exercisable within 60 days.

     (7) Includes 1,056 shares owned directly and options to acquire 5,200 shares that are exercisable within 60 days.

     (8) Includes 3,509 shares owned directly, 4,943 shares owned by Mrs. Snyder, 3,305 shares owned by the minor children of Eric Snyder and options to acquire 10,800 shares that are exercisable within 60 days.

     (9)  Includes 1,095 shares owned directly.

    (10) Includes 17,876 shares owned directly and 500 shares held in a trust of which Mr. Wiston is a trustee.

    (11) Includes 10,333 shares owned in trust for Mr. Wolford's children and options to acquire 19,200 shares that are exercisable within 60 days.

    (b) Each Reporting Person has sole power to vote or to direct the vote of and to dispose or to direct the disposition of the shares of Common Stock of which it has direct or indirect beneficial ownership, except that shares of Common Stock acquired through exercise of CBL Rights and each such Reporting Person's interest in the Operating Partnership are subject to certain restrictions on transferability contained in the Letter Agreement
(defined in Item 6) and the Partnership Agreement (see Items 3 and 6 herein). Additionally, Lebovitz, as one of three trustees of the Lebovitz Trust and the Israel Trust, may be deemed to have shared voting and disposition power, together with the other trustees, with respect to the shares of Common Stock beneficially owned by the Lebovitz Trust and the Israel Trust.

    (c) On December 1, 1996, Lebovitz received a restricted stock award of 3,125 shares of Common Stock under the Issuer's 1993 Stock Incentive
Plan. Pursuant to the terms of the award, the shares awarded will vest two years and one month from the date of issuance.
    On January 9, 1997, Lebovitz purchased 321 shares of Common Stock via the reinvestment of the Issuer's dividends pursuant to the Issuer's
Dividend Reinvestment Plan at a purchase price of $24.225 per share.
The 321 shares so purchased by Lebovitz includes 38 shares purchased by Mrs. Lebovitz, 10 shares purchased by a trust for the benefit of his step daughter, of which Lebovitz disclaims beneficial ownership, and 94 shares purchased by trusts for his grandchildren, of which Lebovitz disclaims beneficial ownership.

    On December 1, 1996, the following Executives received Stock Awards totaling 10,364 shares of Common Stock under the Issuer's 1993 Stock
Incentive Plan:  (i) Stephen D. Lebovitz received 3,647 shares of Common
Stock and pursuant to the terms of the award, the shares will vest two years and one month from the date of issuance; (ii) John N. Foy received
3,062 shares of Common Stock and pursuant to the terms of the award, the shares will vest two years and one month from the date of issuance; (iii)
Jay Wiston received 2,404 shares of Common Stock and pursuant to the terms of the award, the shares will vest two months from the date of issuance;
(iv) Ben S. Landress received 1,042 shares of Common Stock; and (v)
John R. Martin, Jr. received 209 shares of Common Stock and pursuant to the terms of the award, the shares will vest two years and one month from the date of issuance.
    On January 2, 1997, the following Executives received Stock Awards totaling 2,831 shares of Common Stock under the Issuer's 1993 Stock
Incentive Plan: (i) Eric P. Snyder received 1,732 shares of Common Stock;
and (ii) James L. Wolford received 1,099 shares of Common Stock.
    On January 9, 1997, the following Executives purchased a total of 934 shares of Common Stock via the reinvestment of the Issuer's dividends pursuant to the Issuer's Dividend Reinvestment Plan at a purchase price of $24.225 per shares: (i) John N. Foy purchased 224 shares of Common Stock;
(ii) Ben S. Landress purchased 32 shares of Common Stock; (iii)
Michael I. Lebovitz purchased 80 shares of Common Stock including 9 shares purchased by Mrs. Lebovitz; (iv) Stephen D. Lebovitz purchased 259 shares of Common Stock; (v) Eric P. Snyder purchased 171 shares of Common Stock including 84 shares purchased by Mrs. Snyder and 56 shares purchased by his minor children; (iv) Augustus N. Stephas purchased 19 shares of Common
Stock; (vii) Jay Wiston purchased 131 shares of Common Stock; and (viii)
John R. Martin, Jr. purchased 18 shares of Common Stock.

     On December 12, 1996, John R. Martin, Jr. exercised a Stock Option granted to him on May 10, 1994 pursuant to the Issuer's 1993 Stock Incentive
Plan to purchase 2,600 shares of Common Stock at an exercise price of $19.5625 per share.
    Except as set forth in this Item 5 or as set forth in Item 4 above, no transactions in the shares of Common Stock have been effected by any of the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the Executives during the past 60 days.

    (d)   Not applicable.

    (e)   Not applicable.


Item 6.   Contracts, Understandings or Relationships with
          Respect to Securities of the Issuer.

    Pursuant to Rule 13d-1(f) promulgated under the Exchange
Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which was attached hereto as Exhibit 1 upon the initial filing of this Schedule 13D on November 15, 1993 and is incorporated herein by reference.

    Pursuant to the Partnership Agreement, a copy of which together with relevant exhibits, has attached hereto as Exhibit 2 upon the filing of this initial Schedule 13D and is incorporated herein by reference, the Limited Partners may transfer their interests in the Operating Partnership to a transferee, provided that such transferee assumes all obligations of the transferor
Limited Partner and provided further that such transfer does not cause a termination of the Operating Partnership for federal income tax purposes and does not cause the Issuer to cease to comply with requirements for qualification as a real estate investment trust.
Pursuant to the Partnership Agreement, the Limited Partners agreed not to transfer, assign, sell, encumber or otherwise dispose of, without the consent of the Issuer, 88% of their interest in the Operating Partnership or any shares of Common Stock acquired by them upon exercise of the CBL Rights with respect to such interest for a period of three years after the completion of the Initial Offerings, and the remaining 12% of their interest in the Operating Partnership acquired for cash at a price based on the initial public offering price or any shares of Common Stock acquired by them upon exercise of CBL Rights with respect to such interest for a period of two years after the completion of the Initial Offerings, other than to certain affiliates, another
Limited Partner, bona fide pledgees, certain charitable organizations and the equity owners of a Limited Partner, provided, however, that the transferee agree to assume the obligations of the transferor under the Partnership Agreement.

    Pursuant to the Registration Rights contained in Schedule 3 to Exhibit O to the Partnership Agreement, a copy of which, together with relevant exhibits, was attached hereto as Exhibit 2 upon the filing of this initial Schedule 13D on November 15, 1993 and is incorporated herein by reference, the Issuer has granted the Limited Partners certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock acquired by them in connection with the exercise of the CBL Rights. With respect to 12% of the limited partners' interest in the Operating Partnership
(representing the interest acquired for cash at a price based on the initial public offering price), these registration rights became effective on the second anniversary of the Initial Offerings and, with respect to 88% of the limited partners' interest in the Operating
Partnership (representing the interest acquired in exchange for the interests in the property owning partnerships, fee titles and rights to purchase partnership interests in property owning partnerships of joint venture partners), these registration rights became effective on the third anniversary of the Initial Offerings. With certain limitations, the Registration Rights grant the Limited
Partners opportunities to demand registration of all or any portion of their respective unregistered shares of Common Stock one time in any 12-month period and the right to have such shares of Common Stock registered incidentally to any registration being conducted by the Issuer of shares of Common Stock or securities substantially similar to shares of Common Stock. For offerings in excess of $20 million pursuant to demand registration rights and all offerings pursuant to piggyback rights, the Issuer will bear all out-of-pocket expenses in connection with such registration.

    Pursuant to a letter agreement, dated October 27, 1993 (the
"Letter Agreement"), among the Limited Partners and Goldman,
Sachs & Co., a copy of which was attached hereto as Exhibit 4 upon the initial filing of this Schedule 13D on November 15, 1993 and incorporated herein by reference, each Limited Partner, including each Reporting Person, agreed, during the period ending on October 27, 1996 (and with regard to 12% of the interest of REFI, during the period ending on October 27,
1995), not to offer, sell, contract to sell or otherwise dispose, directly or indirectly, of (i) all or any portion of its interest in the Operating Partnership (except upon exercise of each Limited Partner's right to convert such interest into shares of Common Stock, which shares were then subject to the restriction in (ii) below) and (ii) any shares of Common Stock acquired upon exercise of its CBL
Rights, without first obtaining the prior written consent of the Issuer and Goldman, Sachs & Co., which consent rested in their sole discretion, provided, however, that each Limited
Partner could transfer all or any portion of its shares of Common Stock (subject to the security interest to be granted by the transferring Limited Partner to the Operating Partnership under the Partnership Agreement), to (i) an affiliate of the transferring Limited Partner, (ii) another Limited Partner, (iii) a bona fide pledgee after a default in the obligation secured by the pledge, and to a bona fide purchaser for value from such pledgee, (iv) an organization that qualifies under Section
501(c)(3) or 509(a) of the Code or (v) the equity owners of the transferor Limited Partner; provided, further, however, that such transferee agreed to be bound by the restrictions set forth in the Letter Agreement.

    The REFI Exchange was effected through the Assignment of Partnership Interest, dated December 30, 1993, executed by REFI and the Issuer, a copy of which was attached hereto as Exhibit 6 upon the filing of Amendment No. 2 to this Schedule 13D on January 4, 1994 and incorporated herein by reference.
    The Valley Crossing Option Agreement, the Hamilton Place
Option Agreement, the Hamilton Crossing Option Agreement, the
Madison Square Option Agreement and the One Park Place Option
Agreement were attached hereto as Exhibits 7-11, respectively, upon the filing of Amendment No. 3 to this Schedule 13D on January 26, 1995 and are incorporated herein by reference.
    Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.


                            EXHIBITS




Exhibit 99.1 Stock Purchase Agreement dated January 15, 1997 among
             CBL & Associates Properties, Inc., CBL & Associates
             Limited Partnership and CBL & Associates, Inc.

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997







                                    By:   /s/ Charles B. Lebovitz
                                         ------------------------------
                                           Charles B. Lebovitz

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                    CBL & ASSOCIATES, INC.



                                    By:     /s/ Charles B. Lebovitz
                                          ------------------------------
                                    Name:   Charles B. Lebovitz
                                    Title:  President

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 1997




                                    COLLEGE STATION ASSOCIATES



                                    By:  /s/ Charles B. Lebovitz
                                        -------------------------------
                                        Charles B. Lebovitz, as
                                        managing general partner

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      CBL EMPLOYEES PARTNERSHIP/CONWAY


                                      By:  CBL & Associates, Inc.,
                                           as managing general partner



                                      By:   /s/ Charles B. Lebovitz
                                           -----------------------------
                                      Name:  Charles B. Lebovitz
                                      Title: President

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      FOOTHILLS PLAZA PARTNERSHIP


                                      By:  CBL & Associates, Inc.,
                                           as managing partner


                                      By:   /s/ Charles B. Lebovitz
                                          ------------------------------
                                      Name:  Charles B. Lebovitz
                                      Title: President

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      GIRVIN ROAD PARTNERSHIP


                                      By: CBL & Associates, Inc.,
                                          as managing general partner



                                      By:   /s/ Charles B. Lebovitz
                                          ------------------------------
                                      Name:  Charles B. Lebovitz
                                      Title: President


                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      WAREHOUSE PARTNERSHIP


                                      By:  CBL & Associates, Inc.
                                           as managing general partner



                                      By:   /s/ Charles B. Lebovitz
                                          ------------------------------
                                      Name:  Charles B. Lebovitz
                                      Title: President


                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      TRUST U/W MOSES LEBOVITZ
                                      FBO CHARLES B. LEBOVITZ


                                      By:   /s/ Charles B. Lebovitz
                                          ------------------------------
                                      Charles B. Lebovitz,
                                      as trustee


                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 1997




                                      TRUST U/W MOSES LEBOVITZ
                                      FBO FAYE ISRAEL



                                      By:   /s/ Charles B. Lebovitz
                                          ------------------------------
                                      Charles B. Lebovitz as
                                      Trustee


                      SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF
                 CBL & ASSOCIATES, INC.

Listed below are the names, business addresses, positions at CBL
& Associates, Inc. ("CBL") and present principal occupations of the directors and executive officers of CBL. The directors and executive officers of CBL are citizens of the United States of America.

                               Position at CBL &        Present Principal
Name and Business Address      Associates, Inc.         Occupation
--------------------------     ------------------       ------------------

Charles B. Lebovitz            Director, President,     Chairman of the
c/o CBL & Associates           Treasurer and Chief      Board, President
  Properties, Inc.             Executive Officer        and Chief
One Park Place                                          Executive Officer
6148 Lee Highway                                        of the Issuer
Chattanooga, Tennessee 37421

James L. Wolford               Executive Vice           RETIRED
c/o CBL & Associates           President
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

John N. Foy                    Director, Senior         Director, Executive
c/o CBL & Associates           Vice President           Vice President -
  Properties, Inc.             and Secretary            Finance, Chief
One Park Place                                          Financial Officer and
6148 Lee Highway                                        Secretary of the
Chattanooga, Tennessee 37421                            Issuer

Jay Wiston                     Senior Vice President    Executive Vice
c/o CBL & Associates                                    President - Leasing
  Properties, Inc.                                      of the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

                               Position at CBL &        Present Principal
Name and Business Address      Associates, Inc.         Occupation
--------------------------     ------------------       ------------------


Ben S. Landress                Senior Vice President    Executive Vice
c/o CBL & Associates                                    President - Management
  Properties, Inc.                                      of the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421


Stephen D. Lebovitz            Director, Vice           Director, Execu-
c/o CBL & Associates           President                tive Vice President -
  Properties, Inc.                                      Development
Watermill Center                                        and Treasurer
800 South Street                                        of the Issuer
Waltham, MA 02154

Ronald L. Fullam               Vice President -         Senior Vice
c/o CBL & Associates           Development              President -
  Properties, Inc.                                      Development of
One Park Place                                          the Issuer
6148 Lee Highway
Chattanooga, Tennessee 37421

Ronald S. Gimple               Vice President -         Senior Vice
c/o CBL & Associates           Development              President and
  Properties, Inc.                                      General Counsel
One Park Place                                          of the Issuer
6148 Lee Highway
Chattanooga, Tennessee 37421

Michael I. Lebovitz            Vice President -          Senior Vice
c/o CBL & Associates           Development               President -
  Properties, Inc.                                       Mall Projects
One Park Place                                           of the Issuer
6148 Lee Highway
Chattanooga, Tennessee 37421

                               Position at CBL &        Present Principal
Name and Business Address      Associates, Inc.         Occupation
--------------------------     ------------------       ------------------


Eric P. Snyder                 Vice President            Senior Vice
c/o CBL & Associates           and Director of           President -
  Properties, Inc.             Corporate Leasing         and Director
One Park Place                                           of Corporate
6148 Lee Highway                                         Leasing of the
Chattanooga, Tennessee 37421                             Issuer

Augustus N. Stephas            Vice President            Senior Vice
c/o CBL & Associates           Accounting and            President -
  Properties, Inc.             Controller                Accounting
One Park Place                                           and Controller
6148 Lee Highway                                         of the Issuer
Chattanooga, Tennessee 37421

                     SCHEDULE 2

                 GENERAL PARTNERS OF
             COLLEGE STATION ASSOCIATES


Listed below are the names, business addresses and present principal occupations or businesses conducted by the general partners of College Station
Association ("College Station"). BAMS Enterprises is a Tennessee limited partnership, for which Charles B. Lebovitz acts as sole general partner. The natural persons acting as general partners of College Station are citizens of the United States of America.

                                               Present Principal
                                               Occupation or
Name and Business Address                      Business Conducted
--------------------------                     ---------------------
MANAGING PARTNER

Charles B. Lebovitz                            Chairman of the
c/o CBL & Associates                           Board, President
  Properties, Inc.                             and Chief
One Park Place                                 Executive Officer
6148 Lee Highway                               of the Issuer
Chattanooga, Tennessee 37421

GENERAL PARTNERS

BAMS Enterprises                               Business involves
c/o CBL & Associates                           owning, developing,
  Properties, Inc.                             managing and constructing
One Park Place                                 real property and the
6148 Lee Highway                               ownership of limited
Chattanooga, Tennessee 37421                   partner interests in
                                               College Station Associates

                                               Present Principal
                                               Occupation or
Name and Business Address                      Business Conducted
--------------------------                     ---------------------

James L. Wolford                               RETIRED
c/o CBL & Associates
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

John N. Foy                                    Director, Executive Vice
c/o CBL & Associates                           President - Finance,
  Properties, Inc.                             Chief Financial Officer
One Park Place                                 and Secretary of the
6148 Lee Highway                               Issuer
Chattanooga, Tennessee 37421

Jay Wiston                                     Executive Vice President -
c/o CBL & Associates                           Leasing of the Issuer
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421




Ben S. Landress                                Executive Vice President -
c/o CBL & Associates                           Management of the Issuer
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

                     SCHEDULE 3

                 GENERAL PARTNERS OF
          CBL EMPLOYEES PARTNERSHIP/CONWAY


Listed below are the names, business addresses and present principal occupations of or businesses conducted by the general partners of CBL
Employees Partnership/Conway ("CBL Employees"). CBL & Associates, Inc., which is more fully described in Item 2 herein, is a Tennessee corporation and the natural persons acting as general partners of CBL Employees are citizens of the United States of America.

                                               Present Principal
                                               Occupation or
Name and Business Address                      Business Conducted
--------------------------                     --------------------

MANAGING PARTNER

CBL Associates, Inc.                           Business involves
One Park Place                                 the ownership of
6148 Lee Highway                               limited partner
Chattanooga, Tennessee 37421                   interests in CBL & Associates
                                               Limited Partnership, certain
                                               shares of Common Stock of the
                                               Issuer and the ownership
                                               of certain real properties

GENERAL PARTNERS

Augustus N. Stephas                            Senior Vice President -
c/o CBL & Associates                           Accounting and Controller
  Properties, Inc.                             of the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

John R. Martin, Jr.                            Vice President - Corporate
c/o CBL & Associates                           Relations and Marketing of
  Properties, Inc.                             the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

Eric P. Snyder                                 Senior Vice President and
c/o CBL & Associates                           Director of Corporate
  Properties, Inc.                             Leasing of the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

                     SCHEDULE 4

                 GENERAL PARTNERS OF
             FOOTHILLS PLAZA PARTNERSHIP


Listed below are the names, business addresses and descriptions of the business conducted by the general partners of Foothills
Plaza Partnership ("Foothills"). CBL & Associates, Inc., which is more fully described in Item 2 herein, is a Tennessee corporation. Employees Limited Partnership/Maryville is a Tennessee limited partnership, for which Mortgage Services, Inc., a Tennessee corporation ("MSI"), serves as general partner. MSI engages in the mortgage brokerage business and is wholly-owned by John N. Foy ("Foy"), who also acts as President thereof. The present principal occupation of Foy, a citizen of the United
States of America, is to act as Director, Executive Vice
President - Finance, Chief Financial Officer and Secretary of the
Issuer.

                                                Present Principal
Name and Business Address                       Business
---------------------------                     ---------------------

MANAGING PARTNER

CBL & Associates, Inc.*                         Business is the ownership
One Park Place                                  of limited partner interests
6148 Lee Highway                                in CBL & Associates Limited
Chattanooga, Tennessee  37421                   Partnership, certain shares
                                                of Common Stock of the Issuer
                                                and the ownership of
                                                certain real properties

GENERAL PARTNER

Employees Limited Partnership/                  Business is the ownership
Maryville                                       of partnership interests
One Park Place                                  in Foothills
6148 Lee Highway
Chattanooga, Tennessee  37421

* Pursuant to an agreement, Mortgage Services, Inc. assigned its rights, obligations and duties as managing general partner of Foothills to CBL & Associates, Inc.

                     SCHEDULE 5

                 GENERAL PARTNERS OF
               GIRVIN ROAD PARTNERSHIP


Listed below are the names, business addresses and present principal occupations or businesses conducted by the general partners of Girvin Road Partnership. CBL & Associates, Inc., which is more fully described in Item 2 herein, is a Tennessee corporation and James L. Wolford is a citizen of the United
States of America.

                                                Present Principal
                                                Occupation or
Name and Business Address                       Business Conducted
------------------------------                  ----------------------

MANAGING PARTNER

CBL & Associates, Inc.                          Business involves
One Park Place                                  the ownership of
6148 Lee Highway                                limited partner
Chattanooga, Tennessee 37421                    interests in CBL &
                                                Associates Limited
                                                Partnership, certain
                                                shares of Common
                                                Stock of the Issuer
                                                and the ownership of
                                                certain real properties

GENERAL PARTNER

James L. Wolford                               RETIRED
c/o CBL & Associates
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

                      SCHEDULE 6

                 GENERAL PARTNERS OF
                WAREHOUSE PARTNERSHIP

Listed below are the names, business addresses and present principal occupations or business conducted by the general partners of Warehouse
Partnership.  CBL & Associates, Inc., which is more fully described in
Item 2 herein, is a Tennessee corporation and the natural persons acting as general partners of Warehouse are citizens of the United
States of America.

                                                Present Principal
                                                Occupation or
Name and Business Address                       Business Conducted
-------------------------------                 -------------------------

MANAGING PARTNER

CBL & Associates, Inc.                          Business involves the
One Park Place                                  ownership of limited
6148 Lee Highway                                partner interests in
Chattanooga, Tennessee 37421                    CBL & Associates Limited
                                                Partnership, certain
                                                shares of Common Stock
                                                of the Issuer and the
                                                ownership of certain
                                                real properties

GENERAL PARTNERS

Charles B. Lebovitz                             Chairman of the
c/o CBL & Associates Properties, Inc.           Board, President
One Park Place                                  and Chief
6148 Lee Highway                                Executive Officer
Chattanooga, Tennessee  37421                   of the Issuer

                                                Present Principal
                                                Occupation or
Name and Business Address                       Business Conducted
-------------------------------                 -------------------------

James L. Wolford                                RETIRED
c/o CBL & Associates Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee  37421

Ben S. Landress                                 Executive Vice President -
c/o CBL & Associates Properties, Inc.           Management of the Issuer
One Park Place
6148 Lee Highway
Chattanooga, Tennessee 37421

John N. Foy                                     Director, Executive Vice
c/o CBL & Associates Properties, Inc.           President - Finance,
One Park Place                                  Chief Financial Officer
6148 Lee Highway                                and Secretary of the Issuer
Chattanooga, Tennessee  37421

Jay Wiston                                      Executive Vice President -
One Park Place                                  Leasing of the Issuer
6148 Lee Highway
Chattanooga, Tennessee 37421

                    SCHEDULE 7

                    TRUSTEES OF
              TRUST U/W MOSES LEBOVITZ
              FBO CHARLES B. LEBOVITZ


Listed below are the names, business addresses, and present principal occupations of the trustees of the Trust U/W
Moses Lebovitz fbo Charles B. Lebovitz (the "Lebovitz Trust").
The trustees of the Lebovitz Trust are citizens of the United
States of America.

                                                Present Principal
Name and Business Address                       Occupation
-----------------------------                   ------------------------

Charles B. Lebovitz                             Chairman of the
c/o CBL & Associates                            Board, President
Properties, Inc.                                and Chief Executive Officer
6148 Lee Highway                                of the Issuer
Chattanooga, Tennessee  37421

Ralph Shumacker                                 Attorney affiliated with
c/o Shumacker & Thompson, P.C.                  Shumacker & Thompson, P.C.
Suite 500
First Tennessee Building
701 Market Street
Chattanooga, Tennessee 37402

Faye Israel                                     Retired
c/o CBL & Associates
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee  37421


                   SCHEDULE 8

                   TRUSTEES OF
             TRUST U/W MOSES LEBOVITZ
                 FBO FAYE ISRAEL


Listed below are the names, business addresses, and present principal occupations of the trustees of the Trust U/W
Moses Lebovitz fbo Faye Israel (the "Israel Trust").
The trustees of the Israel Trust are citizens of the United
States of America.


                                                Present Principal
Name and Business Address                       Occupation
------------------------------                  -----------------------

Charles B. Lebovitz                             Chairman of the
c/o CBL & Associates                            Board, President
Properties, Inc.                                and Chief Executive Officer
6148 Lee Highway                                of the Issuer
Chattanooga, Tennessee  37421

Ralph Shumacker                                 Attorney affiliated with
c/o Shumacker & Thompson, P.C.                  Shumacker & Thompson, P.C.
Suite 500
First Tennessee Building
701 Market Street
Chattanooga, Tennessee 37402

Faye Israel                                     Retired
c/o CBL & Associates
  Properties, Inc.
One Park Place
6148 Lee Highway
Chattanooga, Tennessee  37421

                        EXHIBIT INDEX


Exhibits
----------

Exhibit 1 -   Amended and Restated Joint Filing Agreement

Exhibit 2 -   Amended and Restated Agreement of the Operating
              Partnership, dated as of November 3, 1993, with
              Exhibit A (Percentage Interests in the Operating
              Partnership as of November 3, 1993) and Exhibit O
              (CBL Rights Terms)

Exhibit 3 -   Percentage Interests in Operating Partnership
              as of November 4, 1993

Exhibit 4 -   Letter Agreement, dated October 27, 1993, among
              the Limited Partners and Goldman, Sachs & Co., on
              behalf of the U.S. Underwriters, and Goldman Sachs
              International Limited, on behalf of the
              International Underwriters

Exhibit 5 -   Exercise Notice dated November 30, 1993 from Real
              Estate Finance, Inc. to CBL & Associates
              Properties, Inc.

Exhibit 6 -   Assignment of Partnership Interest, dated December 30,
              1993, executed by Real Estate Finance, Inc. and
              CBL & Associates Properties, Inc.


Exhibits
----------
Exhibit 7 -   Purchase Option and Right of First Refusal Agreement
              dated as of October 29, 1993 by and between CBL
              Peripheral Properties Limited Partnership and Valley
              Crossing Associates Limited Partnership

Exhibit 8 -   Acquisition Option Agreement dated as of October 29,
              1993 between CBL & Associates, Inc. and CBL &
              Associates Limited Partnership (Hamilton Place)

Exhibit 9 -   Acquisition Option Agreement dated as of October 29,
              1993 between CBL & Associates, Inc. and CBL &
              Associates Limited Partnership (Hamilton Crossing)

Exhibit 10 -  Acquisition Option Agreement dated as of November 2,
              1993 between Madison-Huntsville Partnership and
              CBL & Associates Limited Partnership (Madison Square)

Exhibit 11 -  Acquisition Option Agreement dated as of October 29,
              1993 between CBL & Associates, Inc. and CBL &
              Associates Limited Partnership (One Park Place)

Exhibit 12 -  Stock Purchase Agreement dated September 19, 1995 among CBL & Associates Properties, Inc., CBL &
              Associates Limited Partnership and CBL &
              Associates, Inc.

Exhibit 99 -  Stock Purchase Agreement dated January 15, 1997 among
              CBL & Associates Properties, Inc., CBL & Associates
              Limited Partnership and CBL & Associates, Inc.
